FAIRFAX News Release
Stock Symbol: FFH.SV (TSX); FFH (NYSE)
TORONTO, October 10, 2005
U.S. ATTORNEY’S OFFICE
Fairfax Financial Holdings Limited (TSX:FFH.SV) (NYSE:FFH) confirms, in response to various inquiries, that it has not received a subpoena or other information request from the U.S. Attorney’s Office.
Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact: Greg Taylor, Chief Financial Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946